SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2015

Commission File Number: 001-36115

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, South, 8th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Joseph Agostino
Name: Joseph Agostino
Title: General Counsel
Date: April 16, 2015

EXHIBIT INDEX

99.1 Material Change Report and accompanying press release, dated April 16, 2015

99.2 Declaration of the Sole Shareholder Regarding the Initial Public Offering of Hydro One Inc. and Resolution of the Sole Shareholder Exercising the Restricted Powers of the Directors Under a Unanimous Shareholder Agreement Regarding the Initial Public Offering of Hydro One Inc., effective April 16, 2015.

99.3 Declaration of the Sole Shareholder Regarding the Sale of Hydro One Brampton Networks Inc. and Resolution of the Sole Shareholder Exercising the Restricted Powers of the Directors Under a Unanimous Shareholder Agreement Regarding the Sale of Hydro One Brampton Networks Inc., effective April 16, 2015.